Clint C. Freeland
Dynegy Inc.
1000 Louisiana, Suite 5800
Houston, Texas 77002
Clint.Freeland@dynegy.com
713-767-0309 (phone)

October 11, 2011

Via Edgar

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE,

Washington, D.C.  20549

Attn: Ms. Jennifer Thompson, Accounting Branch Chief

RE:	Dynegy Inc.
Form 10-K for Fiscal Year Ended December 31, 2010
Filed March 8, 2011
File No. 001-33443
Dynegy Holdings Inc.
Form 10-K for Fiscal Year Ended December 31, 2010
Filed March 8, 2011
File No. 000-29311

Ladies and Gentlemen:

This letter responds to the comments that Dynegy Inc. and Dynegy Holdings Inc. (the “Company”) received from the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission” or the “SEC”) on September 29, 2011.  For your convenience, our responses are prefaced by the Commission’s comment in bold text.  All capitalized terms used herein and not defined herein shall have the meanings given to them in our 2010 Forms 10-K.

Forms 10-K for Fiscal Year Ended December 31, 2010

Item 8. Financial Statements and Supplementary Data, page 98

Consolidated Statements of Cash Flows, page F-6

1.                                      It appears that certain amounts presented in the investing and financing sections of your statements of cash flows are presented on a net basis. Unless such items qualify for net reporting in accordance with the guidance in ASC 230-10-45-7 through 45-9, please tell us the composition of these amounts and revise in future filings to present such items on a gross basis.

Response:  The following table summarizes the composition of the amounts presented on a net basis in the investing and financing sections of Dynegy Inc.’s consolidated statements of cash flows (in millions):

	Year Ended December 31,
	2010	2009	2008
Proceeds from asset sales	$—	$657	$451
Transaction costs	—	(5)	—
Proceeds from asset sales, net	$—	$652	$451

Investment and distribution from former investment	$9	$17	$(27)
Liquidation of investment	—	—	4
Insurance proceeds	—	3	7
Miscellaneous activity	(1)	—	—
Other investing, net	$8	$20	$(16)

Proceeds from long-term borrowings	$—	$344	$197
Transaction costs	(6)	(16)	(5)
Proceeds from long-term borrowings, net of financing costs	$(6)	$328	$192

Three individual miscellaneous items, each less than $1 million	$—	$—	$(1)
Other financing, net	$—	$—	$(1)

The following table summarizes the composition of the amounts presented on a net basis in the investing and financing sections of Dynegy Holdings Inc.’s consolidated statements of cash flows (in millions):

	Year Ended December 31,
	2010	2009	2008
Proceeds from asset sales	$—	$1,100	$451
Transaction costs	—	(5)	—
Proceeds from asset sales, net	$—	$1,095	$451

Investment and distribution from former investment	$8	$16	$(25)
Insurance proceeds	—	3	7
Other investing, net	$8	$19	$(18)

Proceeds from long-term borrowings	$—	$344	$197
Transaction costs	(6)	(16)	(5)
Proceeds from long-term borrowings, net of financing costs	$(6)	$328	$192

Three individual miscellaneous items, each less than $1 million	$—	$—	$(1)
Other financing, net	$—	$—	$(1)

With respect to items included in Other investing, net and Other financing, net, we considered these items to be immaterial for separate line-item presentation on our consolidated statements of cash flows in accordance with ASC 105-10-05-6.  In future filings, if these types of items are considered material, we will present such items on a “gross” rather than “net” basis in accordance with ASC 230-10-45-7 through 45-9.

With respect to transaction costs and financing costs, as included in Proceeds from asset sales, net and Proceeds from long-term borrowings, net of financing cost, respectively, while we considered these items to be immaterial for separate line-item presentation on our consolidated statements of cash flows in accordance with ASC 105-10-05-6 in future filings we will quantify the amounts of the transaction and financing fees in the line description, as illustrated in the following example.

	Year Ended December 31,
	2010	2009	2008
Proceeds from asset sales, net of transaction costs of zero, $5 and zero, respectively	$—	$652	$451

Proceeds from long-term borrowings, net of financing costs of $6, $16 and $5, respectively	$(6)	$328	$192

Note 22 — Commitments and Contingencies, page F-67

2.                                      We note your disclosure on page F-70 that qualifies the materiality assessment in management’s judgment. It is unclear whether the statement suggests that the accrued amount is immaterial, the range of any reasonably possible additional losses is immaterial to your financial statements, or something else. Please clarify this phrase in your next Form 10- Q and provide us with your proposed disclosure.

Response:  In future filings, we will revise the Company’s disclosures to clarify our commitments and contingencies disclosure as follows:

“Note 22—Commitments and Contingencies

Legal Proceedings

Set forth below is a summary of our material ongoing legal proceedings.  ~~We record reserves~~ Pursuant to the requirements of FASB ASC 450 and related guidance, we record accruals for estimated losses from contingencies when available information ~~available~~ indicates that a loss is probable and the amount of the loss ~~is~~, or range of loss, can be reasonably ~~estimable~~ estimated.  In addition, we disclose matters for which management believes a material loss is ~~at least~~ reasonably possible.  In all instances, management has assessed the matters below based on current information and made ~~a judgment~~ judgments concerning their potential outcome, giving ~~due~~

consideration to the nature of the claim, the amount, if any, and nature of damages sought and the probability of success.  ~~Management’s judgment may prove materially inaccurate and such judgment is made subject to the known uncertainty of litigation.~~  Management regularly reviews all new information with respect to each such contingency and adjusts its assessment and estimates of such contingencies accordingly.  Because litigation is subject to inherent uncertainties including unfavorable rulings or developments, it is possible that the ultimate resolution of our legal proceedings could involve amounts that are different from our currently recorded accruals and that such differences could be material.

~~Ordinary Course Litigation.~~  In addition to the matters discussed ~~above~~ below, we are party to ~~numerous~~ other ~~legal~~ routine proceedings arising in the ordinary course of business or related to discontinued business operations.  ~~In~~ Any accruals or estimated losses related to these matters are not material. In management’s judgment, ~~which may prove to be materially inaccurate as indicated above, the disposition~~ the ultimate resolution of these matters will not ~~materially affect~~ have a material effect on our financial condition, results of operations or cash flows.”

3.                                      We note your disclosure on page F-68 that certain claims could have a material effect on your financial condition, results of operations and cash flows. Please tell us how your disclosure is consistent with ASC 450-20-50-2 and 50-4(b). In this regard, it does not appear that the Company has provided any quantitative information as to the amount or range of reasonably possible loss. Please disclose this information in your next Form 10-Q and provide us with your proposed disclosure. Alternatively, if you conclude that you cannot estimate a range of reasonably possible losses on any of the matters, please disclose this fact in your next Form 10-Q in accordance with ASC 450. In addition, for those matters for which you cannot estimate a range, please supplementally provide an explanation of the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure.

Response:   The referenced disclosure on page F-68 relates solely to our cooling water intake permit proceedings.  With regard to these specific matters, we would consider whether to fund the costs of installing the closed cycle cooling systems as we would any other necessary capital expenditure, should it become a requirement.  We therefore do not disclose the costs of installing such a system because any costs related to an adverse judgment would be a potential capital expenditure, not a liability.  Although such a capital expenditure may potentially occur, and its cost can be reasonably estimated, it is not within the scope of ASC 450-20-50-2 and 50-4(b) (Loss Contingencies) because it is not a loss contingency.  If the funds are spent, they would be capitalized as property, plant and equipment, rather than expensed as a loss.

Notwithstanding the fact that we do not consider this potential capital expenditure as a loss contingency, we will continue to provide readers with insight into the possible actions we may take.  Consequently, unless we believe that the likelihood of an adverse judgment is remote, we propose to continue to disclose in our environmental, MD&A and commitments and contingencies sections that, in the event of an adverse ruling with respect to either of these facilities: (i) the decision to install a closed cycle cooling system would be made on a case-by-case basis considering all relevant factors at such time, including any relevant costs; and (ii) if installation of a closed cycle cooling system would result in a material capital expenditure that renders the operation of the plant uneconomical, we could, at our option, and subject to any applicable financing agreements or other obligations, reduce operations or cease to operate such facility and forego this capital expenditure.  In future filings, we will move our disclosure in the commitments and contingencies section regarding the cooling water intake proceedings from “Legal Proceedings” to “Other Commitments and Contingencies.”

With respect to our other legal proceedings, we believe our disclosure, including the proposed revisions in response number 2, is consistent with ASC 450-20-50.  Our assessment is that the current accrual for our outstanding legal proceedings is not material to the Company’s financial condition, results of operations or cash flows.  Accordingly, we believe that the exclusion of quantitative information does not make our financial statements misleading and disclosure is therefore not required under ASC 450-20-50.  As noted above, we regularly review our legal proceedings and, based on new developments, we may determine that disclosure of quantitative information is necessary for a proper understanding of our financial statements.  With respect to those disclosed legal proceedings (excluding those that could potentially result in a capital expenditure, which we would not consider within the scope of ASC 450-20 50 as noted above) for which we have not made an accrual, the aggregate loss or range of loss for such proceedings, to the extent that losses or ranges of losses can be estimated, is not material and therefore we do not believe that disclosure of any such aggregate estimated loss or range of loss is necessary.  To the extent that an estimated loss or range of loss cannot be made for any such proceeding, we will clearly disclose such fact in future filings.

With respect to any proceeding for which we have not been able to reasonably estimate a loss or range of loss, we regularly work with legal counsel to determine if an estimate is then capable of being developed.  In making this judgment, we consider, with input from legal counsel, the nature of the proceeding and the damages sought, its procedural status, the remaining possible outcomes and the financial impact of such possible outcomes, our then probability of success, and our prior experience in similar matters.

4.                                      Please tell us how you considered the guidance in ASC 410-30 and SAB Topic 5:Y in recognizing environmental liabilities arising from your operations and in your disclosures regarding such matters. Please be detailed in your response.

Response:  As of December 31, 2010, we had less than $1 million of environmental remediation liabilities recorded on the balance sheet in accordance with ASC 410-30 (Environmental Obligations) and SAB Topic 5:Y.  We did not consider this liability material for disclosure, nor did we believe it reasonably possible that there would be a material change in the near term.

Substantially all of our environmental liabilities result from the normal operations of our long-lived assets and are associated with the retirement of those assets.  Accordingly, they fall within the scope of ASC 410-20 (Asset Retirement Obligations) versus ASC 410-30 and SAB Topic 5:Y and are disclosed in Note 1—Organization and Operations of our Form 10-K.

Item 15. Exhibits and Financial Statement Schedules, page 104

5.                                      We note that for Exhibit 10.8, which you have incorporated by reference, you did not provide the full agreement including all schedules. Please review all the agreements you have filed as exhibits and revise your filing(s) to include complete copies of these agreements, including all exhibits, attachments and schedules to these agreements. In this regard, we refer you to comment one in our letter dated June 4, 2009 with respect to your Form 10-K for the fiscal year ended December 31, 2008 and your response dated June 16, 2009. In your response letter, you stated you would file complete copies of agreements with your quarterly report dated June 30, 2009. It does not appear that you did so. Accordingly, we reissue comment one in our letter dated June 4, 2009 and ask that you file complete exhibits to your most recent Form 10-K and your other periodic reports.

Response:  We will file, to the extent not already compliant with Item 601 of Regulation S-K, complete copies of agreements, including all exhibits, attachments and schedules to these agreements, on our next quarterly report.  Please note that Exhibit 10.8 has been superseded in connection with our entry into two new credit facilities on August 5, 2011.  The schedules omitted from Exhibit 10.8 are not material to understanding our new credit facilities or our current liquidity.  Because we believe any re-filing of Exhibit 10.8 to add the omitted schedules could cause investor confusion, we will not re-file such exhibit or file the omitted schedules in any future report.  Also, please note that a limited number of agreements we have filed as exhibits identify exhibits, attachments or schedules thereto that were never prepared or used by the parties and therefore no actual exhibit, attachment or schedule exists.  To eliminate any potential confusion with respect to these exhibits, we will footnote these exhibits in our future exhibit indices noting such fact.

In providing this response letter to the Staff, we acknowledge that (i) we are responsible for the adequacy and accuracy of the disclosure in the above-referenced filings, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the above-referenced filings, and (iii) we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you or any member of the Staff has any questions regarding the responses set forth herein, please contact the undersigned at 713-767-0309; Carolyn Stone, Senior Vice President and Chief Accounting Officer at 713-767-5141; or Eric Johnson of Locke Lord Bissell & Liddell LLP at 713-226-1249.

Sincerely,

/s/ Clint C. Freeland
Clint C. Freeland
Executive Vice President and Chief Financial Officer

cc:	Ms. Sondra Snyder, Staff Accountant, Securities and Exchange Commission
Mr. Jason Niethamer, Assistant Chief Accountant, Securities and Exchange Commission
Mr. Robert Flexon, President and Chief Executive Officer, Dynegy Inc.
Ms. Carolyn Stone, SVP and Chief Accounting Officer, Dynegy Inc.
Mr. James Anderson, Assistant Controller, Dynegy Inc.
Ms. Catherine Callaway, EVP and General Counsel, Dynegy Inc.
Ms. Heidi Lewis, Group General Counsel — Corporate, Dynegy Inc.
Mr. Eric Johnson, Locke Lord Bissell & Liddell LLP
Mr. Herb Listen, Ernst & Young LLP